Exhibit 99.2

Building a Leader by Innovating Women’s Reproductive Health and Pregnancy Therapeutics June 2018

Disclaimers Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read our Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 9, 2018 and our other filings it makes with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Strategic Focus:
Large populations with high unmet medical need & limited competition

Age 15+	Age 15 - Age 49	Age 50+
Adolescent & Young Adult Gynecology	ObsEva Focus	Menopause
Oral Contraception Anti-Infectives Pregnancy Supplements		Menopause Symptoms Hormone Replacement Therapy Osteoporosis
OTC / Generics		**Generics / Innovation by Big Pharma**


Uterine Fibroids
Endometriosis
Infertility- ART
Preterm Labor
Preeclampsia

OBSEVA 3

Unique mix of clinical and operational experience provides in-depth understanding of patient & physician needs Ernest Loumaye, Jean-Pierre Gotteland, PhD Elke Bestel, MD Ben T.G. Tan, MSc Tim Adams MD, PhD, OB/GYN CSO CMO VP Commercial & BD CFO CEO and Co-founder A team of 40+ based in Geneva and Boston, with successful experience in world-wide development and commercialization of women health products ObsEva is listed on The NASDAQ Global Select Market and trades under the ticker symbol “OBSV”

Robust late-stage pipeline for women’s reproductive health & pregnancy PRODUCT STATUS & NEXT COMMERCIAL PRECLINICAL PHASE 1 PHASE 2 PHASE 3 CANDIDATE MILESTONE RIGHTS US/EU Phase 2b 24 week LINZAGOLIX* results Endometriosis: EDELWEISS ** (OBE2109) Data 4Q 2018 Worldwide Oral GnRH receptor ex-Asia US/EU Phase 3 antagonist Uterine Fibroids: PRIMROSE1 & 2 Primary Endpoint Data 2H 2019 EU Phase 3 NOLASIBAN IVF: IMPLANT2 EU *** Live birth 4Q 2018 Oral oxytocin Worldwide receptor antagonist US Phase 3 Initiation 4Q IVF: IMPLANT3 US 2018 OBE022 EU Phase 2a Oral PGF receptor Preterm Labor: PROLONG Worldwide 2 antagonist á Interim Efficacy 4Q 2018 ** Week 12 primary and secondary endpoints *** Week10 pregnancy, primary endpoint * Kissei developing for Asia met in June 2018 met in Feb 2018

2017 Accomplishments and 2018-19 Expected Milestones Milestone Timing OBE2109 (Endometriosis): Completed EDELWEISS trial EU/US patient enrollment 4Q 2017 ïƒ¼ïƒ¼ NOLASIBAN (IVF): Completed IMPLANT2 trial recruitment 3Q 2017 OBE022 (Preterm labor): Initiate Phase 2a PROLONG proof-of-concept clinical trial 4Q 2017 ïƒ¼ïƒ¼ NOLASIBAN (IVF): IMPLANT2 Phase 3 primary endpoint data 1Q 2018 LINZAGOLIX (Endometriosis): Phase 2b EDELWEISS 12 week primary endpoint data 2Q 2018 NOLASIBAN (IVF): Live birth rate (LBR) results from IMPLANT2 trial 4Q 2018 NOLASIBAN (IVF): Initiation of IMPLANT3 Trial in the U.S. 4Q 2018 LINZAGOLIX (Endometriosis): Phase 2b EDELWEISS 24 week BMD safety results 4Q 2018 LINZAGOLIX (Uterine Fibroids): Enrollment completion in Phase 3 PRIMROSE 2 trial 4Q 2018 OBE022 (Preterm labor): Phase 2a PROLONG interim efficacy data 4Q 2018 LINZAGOLIX (Endometriosis): Initiation of Phase 3 Clinical Trial Program Late 2018/early 2019 LINZAGOLIX (Uterine Fibroids): Enrollment completion in Phase 3 PRIMROSE 1 trial 1Q 2019 NOLASIBAN (IVF): 6 month baby follow-up from IMPLANT2 trial 2Q 2019 LINZAGOLIX (Uterine Fibroids): Phase 3 PRIMROSE 1&2 24 week primary endpoint data 2H 2019 NOLASIBAN (IVF): Target EU MAA regulatory submission 2H 2019

Linzagolix (OBE2109) for Endometriosis and Uterine Fibroids -potential Best in Class GnRH antagonist

Linzagolix: Potential best-in-class, oral, GnRH receptor antagonist

Linzagolix AT-A-GLANCE

- GnRH Receptor Antagonist
- OBE2109 (KLH-2109)
- Licensed from Kissei (WW rights, excludes Asia)
- IP Protection* to 2036 (COM 2032)
- **> 1400 female subjects exposed to date**

Linzagolix INDICATIONS

- **Uterine Fibroids**
  - Symptoms: **Heavy menstrual bleeding** and abdominal pain
  - Primary goal is to reduce/eliminate bleeding
- **Endometriosis**
  - Symptoms: **pain** and infertility
  - Primary goal is to alleviate pain

Landscape

Standard of Care:
Lupron,
oral contraceptives, surgery

Elagolix
(AbbVie/Neurocrine) in Phase 3 Development for fibroids, U.S. PDUFA date July 2018 for endometriosis

Relugolix
(Myovant/Takeda) in Phase 3 Development

* Including PTA/PTE (Patent Term Adjustment / Patent Term Extension)

OBSEVA 8

Unmet medical need in endometriosis & uterine fibroids therapy LARGE U.S. MARKET SIZE Uterine Fibroids 4 MILLION WOMEN diagnosed and treated annually ~200K Surgeries (Hysterectomy) Annually Endometriosis 2.5 MILLION WOMEN diagnosed and treated annually Seeking to unlock Another 2.5 MILLION Undiagnosed due to non-specific symptoms and invasive laparoscopy OLDER, SUBOPTIMAL EXISTING TREATMENTS LUPRON® INJECTIONS cause flares, initial worsening of symptoms, no titration possible, prolonged and variable reversibility time ORAL CONTRACEPTIVE and progestin, only partially effective, safety risks SURGICAL INTERVENTIONS costly, invasive, side effects

GnRH antagonist MoA: Finding a balance between level of estradiol suppression, associated symptoms, and BMD protection



p (ESSS)=0
p (ESSS)=4 or more
Lumbar spine BMD
BMD (% change from baseline)
ESSS (fraction of patients)
0
−1
−2
−3
−4
0.4
0.3
0.2
0.1
0
10
20
30
40
50
60
70
80
90
E2 (pg/ml)
High dose GnRH antagonist & add-back
Moderate dose GnRH antagonist & no add-back

BMD: Bone mineral density
ESSS: Endometriosis symptom severity score

- Estradiol measured at 1-2 months after treatment initiation was shown to be a reliable predictor of 6-month BMD change.
- Estradiol range between 20 and 60 pg/mL targets optimal treatment of endometrial pain while minimizing BMD effects.
- This treatment approach will require use of add-back hormone replacement therapy only as needed.

Integrated Pharmacometrics and Systems Pharmacology Model-Based Analyses to Guide GnRH Receptor Modulator Development for Management of Endometriosis Riggs MM et al. 2012 CPT: Pharmacometrics & Systems Pharmacology 1, e11.

OBSEVA 10

Linzagolix potential best in class based upon PK/PD profile OBE2109 ELAGOLIX* RELUGOLIX* Half-Life 14-15 hours 2-6 hours 37-42 hours Bioavailability > 80% 30 – 50% 11% Active transport limiting Inhibitor & Saturable substrate No Substrate absorption (P-gP) Volume of distribution 11 L >2,000 L >20,000 L (unadjusted for bioavailability) Partition into fat No Yes Yes Food Effect No Yes Yes CYP3A4 induction (possible No Yes No adverse impact on ABT) Proprietary and Confidential Material

Linzagolix potential best in class based upon dosing options

	OBE2109	ELAGOLIX*	RELUGOLIX*
Endometriosis	Moderate dose without ABT High dose with ABT	Moderate dose without ABT (150mg) High dose with ABT (200mg bid)	High dose with ABT (40mg) same dose 3 months only w/o ABT
Uterine Fibroids	Moderate dose without ABT High dose with ABT	High dose with ABT(300mg bid)	High dose with ABT (40mg) same dose 3 months only w/o ABT
Treatment duration	Placebo control for 12 months	Placebo control for 6/12 months	Placebo control for 6 months

Proprietary and Confidential Material

OBSEVA 12

ABT May Not be Appropriate for All Patients: Exogenous vs endogenous estrogens Add-back draw backs âœ“Reduced bleeding control (spotting and/or breakthrough bleeding): > 50% âœ“Study and post marketing side effects: breast pain (24%)1, mood, libido, water retention âœ“Reduction in anti-fibroid efficacy: approximately 10% âœ“Contra-indication (estrogen dependent neoplasia, history/risk of thrombo-embolic disease, liver dysfunction)1: 5 % OBE2109 100 mg 100 mg 100 mg 200 mg 200 mg Daily Dose (n=14) (n=14) (n=15) (n=15) (n=15) Data from Add-Back E2/NETA - 0.5mg/0.1mg 1mg/0.5mg - 1mg/0.5mg OBE2109 PK/PD study3 Amenorrhea (no bleeding) 86% 21% 53% 87% 33% Amenorrhea + (spotting only) 93% 57% 93% 100% 60% Leuprolide Acetate (LA) discontinuation rate (within 6 months) in endometriosis patients2 âœ“LA alone: 59.6% âœ“ LA + ABT: 37.9%—40.2% 1 Activella US FDA label 2 Soliman A.M. et al., J Manag Care Spec Pharm 2016; 22 (5):573-87 3 Pohl O. et al., J Clin Endocrinol Metab 2018; 103(2): 497-504

Linzagolix Profile Testing – US Gynecologists prefer a “low dose without ABT” as first line therapy

- Product preference

Qualitative Market Research Quintiles-IMS for ObsEva - October 2017.

30 US Gynecologists took part in this qualitative study.

Neutral scenario

PRODUCT 1:	PRODUCT 2:
1. **High dose** of oral GnRH antagonist **with mandatory add-back (as the only option)**	1. **High dose** of oral GnRH antagonist **with mandatory add-back** **OR** 2. **Low dose** of oral GnRH antagonist **without add-back**

[2 out of 30 respondents]



7% respondents preferred Product 1

Reasons
- No time to try different dosages in severe patients
- Convenient option

[28 out of 30 respondents]



93% respondents preferred Product 2

Reasons
- More flexibility with addback therapy

After showing OBE2109

PRODUCT 1:	PRODUCT 2 (OBE2109):
1. **High dose** of oral GnRH antagonist with mandatory add-back **(as the only option)**	1. **OBE2109** oral tablet **200mg** given once per day, **with mandatory add-back** **OR** 2. **OBE2109** oral tablet **75mg** given once per day, **without add-back**

[1 out of 30 respondents]



3% respondents preferred product 1

Reasons
- No time to try different dosages in severe patients

[29 out of 30 respondents]



97% respondents preferred product 2

Reasons
- Dose flexibility
- Low dose so considered to have lesser side effects

OBE2109 profile testing – Qualitative market research in the USA, October 2017

Base (N) = 30

OBSEVA 14

Linzagolix (OBE2109) Phase 2b clinical trial (EDELWEISS) in endometriosis patients Primary endpoint: VRS pain score responder rate Key secondary 12 weeks 2Q 2018 endpoint: BMD Placebo 12 weeks 8–14 weeks 50 mg daily 50 mg daily 24 weeks LEAD-IN 75 mg daily 75 mg daily FOLLOW-UP 100 mg daily 100 mg daily 200 mg daily 200 mg daily Optional extension 75 mg daily* * Titrated dose 50–100 mg 6 m + 6m f-up * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 Enrollment 328 patients 50 sites in US (n=177) 14 sites in EU (n= 151) Randomisation completed January 2018

Primary endpoint—Overall Pelvic Pain Responder analysis % of subjects with ≥ 30% reduction of Mean Overall Pelvic Pain Score (0-3 VRS) Change from OBE2109 OBE2109 OBE2109 OBE2109 Placebo 50 mg 75 mg 100 mg 200 mg Baseline to Week 12 (N=53) (N=49) (N=114) (N=51) (N=56) ≥ 30% reduction (%) 34.5 49.4 61.5 56.4 56.3 95% CI 22.38, 49.09 34.92, 63.90 51.76, 70.38 41.59, 70.17 42.28, 69.42 Odds Ratio—1.85 3.03 2.45 2.45 95% CI—0.791, 4.317 1.469, 6.239 1.049, 5.741 1.069, 5.593 p-value—0.155 0.003 0.039 0.034 vs. placebo

Key secondary endpoint—DYS Responder analysis % of subjects with ≥ 30% reduction of Mean DYS score (0-3 VRS) Change from Baseline OBE2109 OBE2109 OBE2109 OBE2109 Placebo 50 mg 75 mg 100 mg 200 mg to Week 12 (N=53) (N=49) (N=114) (N=51) (N=56) ≥ 30% reduction (%) 28.5 43.3 68.2 68.6 78.9 95% CI 17.44, 42.85 29.56, 58.13 58.68, 76.46 53.53, 80.50 65.49, 88.08 Odds Ratio—1.92 5.40 5.48 9.41 95% CI—0.804, 4.575 2.527, 11.523 2.230, 13.462 3.707, 23.885 p-value—0.141 <0.001 <0.001 <0.001 vs. placebo

Key secondary endpoint—NMPP Responder analysis % of subjects with ≥ 30% reduction of Mean NMPP score (0-3 VRS) Change from Baseline OBE2109 OBE2109 OBE2109 OBE2109 Placebo 50 mg 75 mg 100 mg 200 mg* to Week 12 (N=53) (N=49) (N=114) (N=51) (N=56) ≥ 30% reduction (%) 37.1 46.2 58.5 61.5 47.7** 95% CI 24.58, 51.67 32.13, 60.97 48.72, 67.58 46.51, 74.54 34.20, 61.50 Odds Ratio—1.46 2.38 2.70 1.54 95% CI—0.628, 3.383 1.170, 4.859 1.156, 6.318 0.682, 3.496 p-value—0.380 0.017 0.022 0.297 vs. placebo * 200 mg responder rate for NMPP at week 12 likely to be an artefact due to sample size, considering E2 levels and best efficacy on all other parameters ** 200 mg at week 8: responder rate 57.0% (p=0.022)

Patient Global Impression of Change @ week 12

Doses of linzagolix from 75mg to 200mg also significantly and consistently improved : Other patient symptoms (VRS): Dyschezia Dyspareunia (statistical significance at the 200mg dose) Patient Well Being assessed by: Endometriosis Health Profile-30 score, Patient Global Impression of Change scale (PGIC), Patient Global Impression of Severity (PGIS), Activity impairment score Modified Biberoglu & Behrman score.

Median Serum E2 from Baseline to Week 12

E2 (pg/mL)	Placebo (N=55)	OBE2109 50 mg (N=49)	OBE2109 75 mg (N=114)	OBE2109 100 mg (N=52)	OBE2109 200 mg (N=57)
Baseline					
n	48	46	106	44	49
Median	**59.00**	**41.75**	**53.50**	**49.00**	**51.00**
Q1, Q3	33.00, 87.50	33.00, 69.00	36.00, 112.00	32.00, 89.00	30.00, 86.00
Week 12					
n	42	42	91	44	41
Median	**90.00**	**43.00**	**48.00**	**31.50**	**12.00**
Q1, Q3	39.00, 131.00	28.00, 100.00	28.00, 110.00	15.00, 72.00	3.40, 27.00

OBSEVA 21

Serum E2 by categories –week 12 Linzagolix E2 categories –Week 12 > 60 pg/mL ≥ 20 pg/mL and ≤ 60 pg/mL < 20 pg/mL

OBE2109 OBE2109 OBE2109 OBE2109 Placebo Overall (N=55) 50 mg 75 mg 100 mg 200 mg (N=327) (N=49) (N=114) (N=52) (N=57) n (%) n (%) n (%) n (%) n (%) n (%) Any TEAE 30 (54.5) 28 (57.1) 74 (64.9) 35 (67.3) 41 (71.9) 208 (63.6) Nervous system disorders 15 (27.3) 13 (26.5) 30 (26.3) 14 (26.9) 18 (31.6) 90 (27.5) Headache 14 (25.5) 10 (20.4) 23 (20.2) 12 (23.1) 15 (26.3) 74 (22.6) Vascular disorders 6 (10.9) 7 (14.3) 22 (19.3) 15 (28.8) 24 (42.1) 74 (22.6) Hot Flush 6 (10.9) 7 (14.3) 21 (18.4) 14 (26.9) 24 (42.1) 72 (22.0) Gastrointestinal disorders 6 (10.9) 9 (18.4) 13 (11.4) 10 (19.2) 11 (19.3) 49 (15.0)

EDELWEISS Conclusions Trial primary endpoint and secondary endpoints were successfully met. Linzagolix reduces endometriosis-related menstrual and non-menstrual pain, dyspareunia and dyschezia. Linzagolix also improved measures of patient well-being. 75mg is clearly the highly effective dose which maintains E2 levels that are not expected to require ABT. Comparative historical data suggests 75 mg linzagolix to be potentially the best in class for efficacy in a non ABT dosing regimen. 200mg is confirmed to induce full E2 suppression and appears to offer additional benefit over the 75mg dose that may be appropriate for some patients, specifically related to patient well-being measures, menstrual pain improvement and dyspareunia reduction. Linzagolix was found to be safe and well tolerated in the trial, with favorable data on hot flushes and lipids. Edelweiss 12-week study results support moving to Phase 3 confirmatory trials.

Linzagolix reduced menstrual bleeding and uterine volume in uterine fibroids (no add back) KLH1202 TRIAL: % OF DAYS WITH BLEEDING DURING 12-WEEK TREATMENT PERIOD KLH1202 TRIAL: TIME TO NO BLEEDING FOR UTERINE FIBROIDS PATIENTS KLH1202 TRIAL: CHANGE IN UTERINE VOLUME OVER TIME

Linzagolix Phase 3 clinical trials (PRIMROSE) in uterine fibroid patients Primary endpoint: Responder-HMB Reduction 8–14 weeks 2H:19 24 weeks 28 weeks 16-OBE2109-008 24 weeks Placebo + placebo add-back 100% US sites Placebo + placebo add-back 200mg + add-back n = 100 n = 100 100mg + placebo add-back 100mg + placebo add-back 24w follow-up n = 100 Screening 100 mg + add-back 100 mg + add-back n = 100 200 mg + placebo add-back 200 mg + add-back n = 100 200 mg + add-back 200 mg + add-back 16-OBE2109-009 70% Europe n = 100 Placebo + placebo add-back 200mg + add-back 30% US sites n = 100 100mg + placebo add-back 100mg + placebo add-back 24w follow-up n = 100 Screening 100 mg + add-back 100 mg + add-back n = 100 200 mg + placebo add-back 200 mg + add-back n = 100 200 mg + add-back 200 mg + add-back IND granted in April 2017 Currently recruiting Aiming at supporting the registration of two regimens of administration

GnRH antagonist market takeaways 1 Large patient populations at 2.5 – 4+ million for each indication 2 Ample room for multiple market entrants 3 Patients not “one size fits all” – Availability of dosing options preferred by US Gynecologists Linzagolix potential Best in Class: 4 Once-a-day, no adverse impact of food intake and no metabolic impact on ABT Availability of two dosing options for both indications (ABT & No ABT) 5 Time to market: AbbVie leading and investing in early market development

NOLASIBAN to Improve IVF Outcomes

NOLASIBAN (OBE001):
Oral oxytocin receptor antagonist to improve IVF outcomes

NOLASIBAN AT-A-GLANCE

- Oxytocin Receptor Antagonist
- Licensed from Merck Serono
- IP Protection to 2035-2036
  - (COM 2027 with PTE)

NOLASIBAN INDICATIONS

- In Vitro Fertilization (IVF)
  - Market size: >2.01M ART/IVF cycles/year globally (~230K in US in 2015, ~680K in Europe in 2013 and ~400K in Japan in 2015)
  - ART cycle cost: $10-15K+ in the US, EUR 2-10K in the EU and $3-6k in Japan
  - Estimated global sales of fertility drugs > 2.5bn USD*

LANDSCAPE

Atosiban (Tractocile®)
approved ex-US for Preterm labor

I.V. peptide
No label for IVF use

NOLASIBAN: Well-characterized profile, Phase 2 clinical trial completed, EU Phase 3 primary endpoint completed

- ✓ >650 subjects exposed
- ✓ Orally active - Well tolerated
- ✓ tmax at 2h; t1/2= 12h; High bioavailability
- ✓ Single oral 900mg optimal dose

* Source: IQVIA's MIDAS Data Tool, 2018.

OBSEVA 29

The WHO considers infertility a global public health issue 1 More than 14 million women of reproductive age in the US and Europe are affected by infertility lasting >12 months Infertility affects an estimated 9% of women aged 20-44 worldwide (ESHRE 2018 Art Fact sheet) Or about 122 million women aged 20-44 (the World Bank DataBank 2017) 122 Million 1.7% > 2.1million ART cycles in 2013 (ICMART@ESHRE2017) TFR 2 2.42 (2016) US: ~7.7 million (or 12.1% of 64mn women aged 15-44) (CDC 2015) 3.0% TFR 1.87 (2017) 231’936 ART cycles (CDC 2015) 1 WHO infertility website, April 2018. http://www.who.int/reproductivehealth/topics/infertility/perspective/en/ 2CIA World Factbook; TFR: Total Fertility Rate of a population is the average number of children that would be born to a woman over her lifetime. Europe: ~7.2 million women aged 20-44 (9% of 80 million) 9.5% TFR 1.62 (2016) 686’271 ART cycles (ESHRE 2013) Japan: ~1.6 million women aged 20-44 (9% of 18 million) 26.5% 424’151 ART cycles (JSOG 2015) TFR 1.41 (2017)

ART: Day 5 ET preferred option Fresh Embryo Transfer (Europe%) ET Day 3 US% 39% 19% ET Day 5 36% 38% Frozen Embryo for FET 25% 43%

Blocking the oxytocin receptor at time of Embyo Transfer (ET) is a potential target for improving pregnancy & live birth rates in ART


Oxytocin
X
Oxytocin Receptor
Smooth Muscle Cells
Uterine Arteries
Endometrium Lining
Uterine Contractions
Uterine Blood Flow
Endometrium Receptivity
Increase Clinical Pregnancy and Live Birth Rates

Comparative, randomized trials on the use of Atosiban (IV infusion) prior to ET in ART

Meta-analysis * (Huang et al. 2017)

Clinical Pregnancy Rate (6 studies; n = 1754)

Atosiban	**51.2%**	$p < 0.001$
Control	**40.7%**	

Live Birth Rate (3 studies; n = 1190)

Atosiban	**38.6%**	$p < 0.083$
Control	**30.8%**	

* No of embryos transfered: 1–4

OBSEVA 32

Main Study Primary Analysis Follow-Up 10 week 1 month pregnancy rate Not preg. FU 900 mg, n=380 D3 or D5 SCREENING IVF/ICSI ET Placebo, n=380 7–8 months 6 months Preg.* Randomize Preg. FU Neonatal FU n=314 * Estimate Target enrollment of 760 patients Trial conducted in Europe FPI March 2017 – Recruitment completed August 2017 –Top Line Results February 2018 Note: N=760 gives 90% power to show significant difference if the true effect size is 11-12%. It will still show a significant 33 effect if the observed size is about 6-7%.

Results: Efficacy Primary endpoint: Pooled D3 and D5 Pooled D3 and D5 Nolasiban Placebo Increase p 900 mg n 390 388 Ongoing pregnancy rate at 28.5% 35.6% 7.1% 0.031 10 weeks Absolute 7.1% increase compared to placebo Relative 25% increase compared to placebo

Results: Efficacy Secondary endpoints: Individual D3 and D5 D3 D5 Nolasiban Nolasiban Placebo Delta p Placebo Delta p 900 mg 900 mg n 194 194 196 194 Ongoing pregnancy * 22.2% 25.3% 3.1% 0.477 34.7% 45.9% 11.2% 0.034 rate at 10 weeks Clinical pregnancy 22.7% 27.3% 4.6% 0.290 35.7% 47.4% 11.7% 0.022 rate * at 6 weeks Positive pregnancy 33.5% 35.6% 2.1% 0.666 45.9% 54.6% 8.7% 0.112 test at 14 days * Nolasiban increases the relative ongoing pregnancy rate by 32% following single embryo transfer at Day5

No. Embryos transferred, birth rates and % multiple births

CDC National ART Report 2015: Day 5 fresh transfers from nondonors

No. embryos transferred


Four or more
1.1%
Three
5.8%
One
38.6%
Two
54.6%

55% of embryo transfers were double embryo transfer

LBR and % infants with SET or DET

No. ET	LBR	% infants from multiple births
SET	50%	2.2%
DET	58%	45.9%

DET 16% relative increase in LBR BUT ~2000% relative increase in % infants from multiple births

"The best way to reduce the chance of twins from IVF is to reduce the number of embryos transferred"

-Center for Disease Control Healthy Babies Handout-

As a catalyst of SET, Nolasiban has potential to enhance ET process while reducing multiple births

OBSEVA 36

Outcomes and Costs Related to Multiple Births The first study taking into account a comprehensive assessment of the incremental cost associated with multiple pregnancies by estimating all-cause medical expenses Analyzed Truven Health Claims Database Mother/infant Costs For singleton pregnancy, maternal expenses accounted for about 60% of overall cost For twins or higher-order multiple births, expenses for infant care accounted for about 70% and 85% of total expenses, respectively. All Cause Healthcare Cost The adjusted total all-cause healthcare cost was around $21,000 per delivery with singletons $105,000 with twins and over $400,000 with triplets or more Increases of 5X and 20X Sources of Cost -imaternal morbidities -significantly increased use of cesarean section -longer hospital stay for multiple pregnanciy deliveries -increased admission and longer stay in NICU for neonates of multiple gestations Outcome Also evidence of increased mortality for both mothers and infants associated with multiple pregnancies although the absolute rates were small. Healthcare expenses associated with multiple vs. singleton pregnancies in the U.S. Lemos, EV, Zhang D, Van Voorhis BJ, et al. Am J Obstet Gynecol 2013; 209:586.e1-11

ObsEva strategy for nolasiban marketing: Small commercial infrastructure focused on concentrated ART clinics in the US and EU ~500 ART Clinics in the US Clusters Readily covered by a small commercial infrastructure ~906 ART Clinics in EU5

Global fertility market growing @ 10% CAGR 2013-2017 +46% (+$857mn from $1.8bn in 2013 to $2.7bn in 2017) Global fertility market value sales by region, full year 2013-2017, and by molecule 2017 Sales Ex-MNF USD million (IQVIA MIDAS data) Sources: IQVIA’s MIDAS Data Tool (1) Fertility ATC4 (G3G0) + cetrorelix + ganirelix Fertility market size assessment | April 18, 2018 LatAm: Argentina, Brazil, Central America, Chile, Colombia, Ecuador, Mexico, Peru, Puerto Rico, Uruguay, Venezuela; Middle East: Saudi Arabia, Turkey, UAE, Egypt, Kuwait, Lebanon, Jordan; Asia Pacific: Australia, New Zealand, India, Thailand, Pakistan, Taiwan, Philippines, Korea; RoE: Russia, Poland, Sweden, Hungary, Czech Rep., Switzerland, Belgium, Ireland, Portugal, Austria, Norway, Greece, Finland, Romania, Slovakia, Croatia, Serbia, Slovenia, Luxembourg, Bulgaria, Estonia, Lithuania, Larvia, Belarus, Bosnia; RoW: Algeria, Tunisia, Morocco, Kazakhtstan and S. Africa Rest of molecules : ganirelix 4%, cetrorelix 3%, HCG 6%, SERM 2%, LH1%

Nolasiban IVF 2018-2019: Clinical & Regulatory Milestones Milestone Timing IMPLANT2 Phase 3 primary endpoint data (Clinical Pregnancy 10 weeks) 1Q 2018 ïƒ¼ Feedback from FDA on US Phase 3 study design (IMPLANT3) 3Q 2018 Feedback from EU National Authorities on MAA filing strategy at EMA 3Q 2018 Initiation of US Phase 3 IMPLANT3 trial 36 4Q 2018 IMPLANT2 Phase 3 safety data (Live Birth Rate) 4Q 2018 IMPLANT2 Phase 3 safety data (6 months baby follow-up) 2Q 2019 *EU MAA Regulatory Submission Target 2H 2019 US Phase 3 IMPLANT3 trial primary endpoint data (Ongoing Clinical Pregnancy 10 weeks) 4Q 2019 FET** clinical program 2018 / 2019 *TBD based upon successful completion of prior milestones ** Frozen Embryo Transfer

Potential Benefits of Nolasiban From IMPLANT2 Trial Results ïƒ¼Targeting uterus receptivity is optimal point of intervention to improve implantation and pregnancy rate ïƒ¼Nolasiban increase of SET success rates by >30% is an unmatched performance in ART (no alternative treatment available). ïƒ¼IMPLANT2 data supports ongoing clinical practice trends of increasing D5 ET and SET ïƒ¼ Nolasiban enhancing SET success rate could further lower the use of DET and encourage SET which is aligned with CDC efforts ïƒ¼Very strong medical and economic incentives to minimize multiple (twins) pregnancy rate. ïƒ~ Reduce health risks to mothers and babies via reduction in multiple birthsïƒ~ Provide significant health care cost savings from associated mortality/morbidity

OBE022 for Preterm Labor

OBE022: Potential first-in-class, oral and selective PGF2α receptor antagonist for preterm labor (PTL)

OBE022 AT-A-GLANCE

- Prostaglandin F2α (FP) receptor antagonist
- Licensed from Merck Serono
- IP Protection through 2037
  - (COM 2037 with PTE)

OBE022 INDICATIONS

- Preterm labor (GA 24-34 week)
  - Incidence: USA: 500,000; EU: 500,000; Asia: 6,900,000*
  - Economic burden for premature infants: ~$26 billion in the U.S. ($16.9 billion in infant medical care)

COMPETITION

No drug approved for acute use in the US; atosiban used in the EU;

Progesterone indicated for prevention in a sub-population in the US

Phase 1 & DDI clinical trials completed

- Oral administration
- Favorable preclinical study outcomes

* WHO 'Born Too Soon: The Global Action Report on Preterm Birth' 2012)

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Blocking PGF2α receptor has potential to treat PTL with improved safety over NSAIDs


Phospholipids
ArachidonicAcid
Indomethacin
PGHS-1/2 = COX1/2
PGH2
PGE2
PGF2α
EP1
EP3
EP2
EP4
FP
UTERUS:
CONTRACT
RELAX
CONTRACT

kidney, brain, vascular smooth muscle

Vasoconstriction of ductus arteriosus, renal and mesenteric arteries
Platelet aggregation inhibition


'Inflammation'
Prostaglandins
Cytokines
Chemokines
RUPTURE
CONTRACT
DILATE


Phospholipids
ArachidonicAcid
PGHS-1/2 = COX1/2
PGH2
OBE022
PGE2
PGF2α
EP1
EP3
EP2
EP4
FP
UTERUS:
CONTRACT
RELAX
CONTRACT

PGF2α contracts the myometrium and PGF2α metabolites rise in amniotic fluid before and during labor

PGF2α upregulates enzymes causing cervix dilatation and membrane rupture

OBSEVA 44

Pre-clinical and Phase 1/DDI results for OBE022

PRE-CLINICAL ANIMAL MODELS

- Tocolytics in several PTL animal models
- Additive or synergistic tocolytic effect with Atosiban and Nifedipine

PHASE 1 SINGLE and MULTIPLE ASCENDING DOSES (SAD/MAD)

- Healthy women volunteers, single and multiple doses over 7 days
- Favorable safety profile and well-tolerated up to 1,300 mg single and 1,100 mg daily for 7 days (highest tested doses)
- Confirmation of the cardiac safety of a PGF2α receptor antagonist OBE022 in a first in human study in healthy subjects using intensive ECG assessments" (Clinical Pharmacology in Drug Development 2018)
- March 2018 SRI posters first in women safety and exposure data and fetal safety in rabbits/rats

PHASE 1 DRUG INTERACTIONS WITH BETAMETHASONE AND $MgSO_4$ SOC TO IMPROVE NEONATE OUTCOME DURING PRETERM LABOR

- No clinically relevant interactions

PHASE 1 DRUG-DRUG INTERACTIONS WITH ATOSIBAN, NIFEDIPINE, i.e. tocolytics

- No clinically relevant interaction with Atosiban
- Nifedipine exposure increased by co-administration with OBE022

OBSEVA 45

PROLONG Ph2a Study (Parts A and B)


Preliminary safety
& PK analysis
Final Part A
Main analysis
Main study end
End of Infant FU
iDMC
Part A
24-month Infant FU
Up to 8 patients
Open-label: Atosiban + OBE022
Final Part B
Main analysis
iDMC
iDMC
iDMC
Part B
Dosing for 7d
Maternal + neonatal FU
24-month Infant FU
up to 60 patients + up to 60 patients
Double-blind: Atosiban + OBE022 vs Atosiban + PLACEBO

OBSEVA

46

Summary: ObsEva's Investment Highlights

Three NCE's focused on Women's Health/Fertility With Major Unmet Need

✓Three Compounds with 1st/best in class potential

Linzagolix (OBE2109) for endometriosis/uterine fibroids in Phase 2b/3
Nolasiban for IVF in Phase 3
OBE022 for PTL in Phase 2

✓Own worldwide rights for all ex linzagolix in Asia

IP protection to 2035+ for all
Retaining commercial optionality

✓Numerous potential value creating events over the remainder of 2018

Linzagolix:	Phase2b EDELWEISS	24 week BMD safety	4Q:18
Nolasiban:	Phase 3 IMPLANT 2	LBR data	4Q:18
OBE022:	Phase 2a PROLONG	Interim efficacy	4Q:18

OBSEVA 47

Thank You